June 3, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Olympic Steel, Inc. Registration Statement on Form S-3 (Registration No. 333-265301)

Ladies and Gentlemen:

On behalf of Olympic Steel, Inc. (“Olympic Steel”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-3 (File No. 333-265301) of Olympic Steel be declared effective at 10:00 a.m., New York City time, on Tuesday, June 7, 2022, or as soon thereafter as practicable. Olympic Steel respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

Please contact Michael J. Solecki of Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

OLYMPIC STEEL, INC.

By:	/s/ Richard A. Manson
Name: Richard A. Manson Title: Chief Financial Officer

cc:       Michael J. Solecki, Esq.